SEC
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MAR 01 2017

Washington DC
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17009020

ION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Securities Management and Research, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 - 42nd Street NE, Ste 100
(No. and Street)

Cedar Rapids (City) Iowa (State) 52402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Rupp (319) 447-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

201 - 1st Avenue SE, Ste 800 (Address) Cedar Rapids, IA (City) (State) 52401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brian Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 2016, 20_____,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. HARTZELL
Commission Number 163625
My Commission Expires
Jan. 22, 2019

Signature

VP/Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Securities Management and Research, Inc.
# (A Wholly Owned Subsidiary of
# Berthel Fisher & company)

Financial Report

December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

## Contents

RSM

**Report of Independent Registered Public Accounting Firm**

RSM US LLP

Board of Directors and Stockholder
Securities Management and Research, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (the Company) as of December 31, 2016, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Securities Management and Research Inc.'s financial statements. The Supplemental Information is the responsibility of Securities Management and Research Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Cedar Rapids, Iowa
February 28, 2017

**Securities Management and Research, Inc.**
**(A Wholly Owned Subsidiary of Berthel Fisher & Company)**

**Statement of Financial Condition**
**December 31, 2016**

| **Assets** | |
|---|---|
| Cash and cash equivalents | $ 1,244,697 |
| Deposit with clearing firm | 100,000 |
| Commissions receivable | 92,344 |
| Due from affiliates | 9,958 |
| Other receivables | 67,981 |
| Notes receivable | 9,167 |
| Other assets | 10,892 |
| Intangibles assets, less accumulated amortization of $367,416 | 244,960 |
| | $ 1,779,999 |

| **Liabilities and Stockholder's Equity** | |
|---|---|
| Liabilities: | |
| Commissions payable | $ 39,294 |
| Accounts payable and other accrued expenses | 48,738 |
| Due to affiliates | 18,432 |
| Deferred revenue | 56,702 |
| Income taxes payable, parent company | 56,471 |
| Deferred income tax liability, parent company | 89,000 |
| **Total liabilities** | 308,637 |
| Commitments and contingencies (Note 6) | |
| Stockholder's equity: | |
| Common stock, par value $1 per share authorized, issued and outstanding 1,000,000 shares | 1,000,000 |
| Additional paid-in capital | 376,611 |
| Retained earnings | 94,751 |
| **Total stockholder's equity** | 1,471,362 |
| | $ 1,779,999 |

See Notes to Financial Statements.

**Securities Management and Research, Inc.**
**(A Wholly Owned Subsidiary of Berthel Fisher & Company)**

**Statement of Income**
**Year Ended December 31, 2016**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 3,478,992 |
| Interest and dividends | 3,825 |
| Other | 394,092 |
| **Total revenues** | 3,876,909 |
| | |
| Expenses: | |
| Commissions | 2,502,039 |
| Employee compensation | 129,758 |
| Employee benefits | 38,895 |
| Management fees | 421,200 |
| Professional fees | 50,065 |
| Occupancy | 25,479 |
| Reporting services | 163,704 |
| Data processing | 269,438 |
| Depreciation and amortization | 69,341 |
| Other general and administrative expenses | 158,257 |
| **Total expenses** | 3,828,176 |
| | |
| **Income before income taxes** | 48,733 |
| | |
| Income tax expense | (18,032) |
| **Net income** | $ 30,701 |

See Notes to Financial Statements.

**Securities Management and Research, Inc.**
**(A Wholly Owned Subsidiary of Berthel Fisher & Company)**

**Statement of Changes in Stockholder's Equity As Revised**
**Year Ended December 31, 2016**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2015 | $ 1,000,000 | $ (999,999) | $ 1,740,660 | $ 1,740,661 |
| Revision for acquisition date paid in capital misclassified (Note 1) | | 1,376,610 | (1,376,610) | $ - |
| Balance, December 31, 2015 revised | $ 1,000,000 | $ 376,611 | $ 364,050 | $ 1,740,661 |
| Net income | - | - | 30,701 | 30,701 |
| Dividends on common stock | - | - | (300,000) | (300,000) |
| Balance, December 31, 2016 | $ 1,000,000 | $ 376,611 | $ 94,751 | $ 1,471,362 |

See Notes to Financial Statements.

**Securities Management and Research, Inc.**
**(A Wholly Owned Subsidiary of Berthel Fisher & Company)**

**Statement of Cash Flows**
**Year Ended December 31, 2016**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 30,701 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | |
| Depreciation and amortization | 69,341 |
| Deferred income tax liability | (26,000) |
| Change in assets and liabilities: | |
| Commissions receivable | (30,092) |
| Due to/from affiliates | 40,709 |
| Other receivables | 21,456 |
| Short term investments | 110,185 |
| Notes receivable | 6,145 |
| Other assets | (20) |
| Deferred revenue | (3,431) |
| Income taxes payable to Parent Company | (10,326) |
| Commissions payable | (22,857) |
| Accounts payable and other accrued expenses | 22,799 |
| **Net cash flows provided by operating activities** | 208,610 |
| Cash Flows (Used In) Financing Activities: | |
| Dividends on common stock | (300,000) |
| **Decrease in cash and cash equivalents** | (91,390) |
| Cash and cash equivalents: | |
| Beginning | 1,336,087 |
| Ending | $ 1,244,697 |
| Supplemental Disclosure of Cash Flow Information, | |
| Income taxes paid to parent company | $ 54,358 |

See Notes to Financial Statements

## Note 1. Nature of Business and Significant Accounting Policies

### Nature of business:

Securities Management and Research, Inc. (Company) was incorporated in Florida with its operations located in Iowa. The Company is a wholly owned subsidiary of ONE Financial, Inc. which is a wholly owned subsidiary of Berthel Fisher & Company (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer that sells equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Deposit with clearing firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Receivables: Commissions receivable primarily consists of commission and transaction-related receivables due from clearing broker and various product sponsors for payment to the Company's registered representatives relating to trades pending settlement.

Notes receivable: The Company provides forgivable loans to certain new registered representatives to assist the representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over 48 months from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the balance of the note. Forgivable loans totaled $20,000 with accumulated amortization of $10,833 as of December 31, 2016. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2016, there is no allowance for uncollectible accounts associated with this receivable.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A significant estimate included in the financial statements is the amortization period of definite-lived intangible assets.

## Note 1. Nature of Business and Significant Accounting Policies (Continued)

Intangible assets: The intangible assets relate to the purchase of the Company by the Parent at the close of business on December 31, 2010 and consist of amounts attributable to brand name and relationships with registered representatives as noted below:

| | Gross Intangible Assets | Accumulated Amortization | Net |
|---|---|---|---|
| Brand Name | $ 73,862 | $ 44,317 | $ 29,545 |
| Relationships with registered representatives | 538,514 | 323,099 | 215,415 |
| | $ 612,376 | $ 367,416 | $ 244,960 |

The Company is amortizing these intangibles over an estimated life of 10 years. The amortization expense for the years from 2017 to 2019 is $61,236 for each year and $61,252 for 2020. As of December 31, 2016, total amortization expense was $61,236.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining the extent of impairment, if any, typically requires various estimates and assumptions including cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, internal cash flow estimates and quoted market prices are used as appropriate to determine fair value. Management performs an impairment analysis of the intangible assets in the $4^{th}$ quarter of each year. The production of the representatives and their continued contractual association with the Company was reviewed. The brand name has remained unchanged and management does not foresee any events that will give concern for its demise. Management does not believe that the value of the net intangibles recorded as of year-end are impaired, nor are there any significant indicators of impairment that would render the ending intangible balances.

Income taxes: The Company is included in the consolidated federal income tax return filed by Berthel Fisher and Company, Inc. which is the 100% owner of ONE Financial, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2016, the entity had no material uncertain tax positions that are required to be recorded.

**Note 1. Nature of Business and Significant Accounting Policies (Continued)**

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes. In 2016, the assets of the Company became fully depreciated with no book value remaining.

Common stock: In the ordinary course of business, the Parent of the Company will enter into financing agreements requiring it to pledge the Company's common stock as collateral. This is not treated as a deduction for Net Capital purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Trailing commissions are earned by the Company for providing ongoing support, awareness and education to clients of its advisors. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. Other revenues primarily consist of fees charged to representatives for technology related services provided by the Company. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Revision: Upon review of the capital structure at the date of the acquisition of the Company by Berthel Fisher and Company on December 31, 2010 it was determined that additional paid in capital was understated by $1,376,610 and retained earnings was overstated by $1,376,610. Upon the acquisition and application of push down accounting by its Parent, the Company had recorded the bargain purchase gain of its Parent on the financial statements of the Company. Instead, the Company should have recorded the net assets at the acquisition date as paid in capital. This revision was made on the Statement of Changes in Stockholder's Equity as of December 31, 2015.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application).

In July 2015, the FASB approved a proposal deferring the effective date of the new accounting guidance related to revenue recognition by one year to December 15, 2018 for annual reporting periods beginning after that date. The Company is in the process of evaluating this new guidance.

In February 2016, the FASB issued ASU 2016-02-Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840. The standard is effective on January 1, 2019, with early adoption permitted. The Company is

## Note 1. Nature of Business and Significant Accounting Policies (Continued)

currently evaluating the impact of the adoption of this standard on its consolidated financial statements. The FASB also proposed permitting early adoption of the standard, but not before December 15, 2016. The Company is in the process of evaluating this new guidance.

## Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $421,200 for the year ended December 31, 2016.

During the year ended December 31, 2016, the Company paid $25,479 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company incurred expenses of $183,290 paid to an affiliate named IPrism Global Inc., an entity consolidated in with the Parent, for technology license and user fees for the year ended December 31, 2016.

As of December 31, 2016, the Company recorded a payable to affiliates of $18,432 and a receivable from affiliates of $9,958.

## Note 3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2016 are summarized as follows:

| | | |
|---|---|---|
| Current | $ | 44,032 |
| Deferred | | (26,000) |
| Income tax expense | $ | 18,032 |

The provision for income taxes for the year ended December 31, 2016 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

| | | |
|---|---|---|
| Computed expected amount | $ | 18,762 |
| Nondeductible expenses | | 974 |
| Federal tax benefit of state income taxes deduction | | (1,662) |
| Other | | (42) |
| | $ | 18,032 |

## Note 3. Income Taxes (Continued)

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for accrued expenses, depreciation of property and equipment and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

| | | |
|---|---|---|
| Gross deferred income tax assets | $ | 5,000 |
| Gross deferred income tax (liabilities) | | (94,000) |
| Net deferred income tax (liabilities) | $ | (89,000) |

During the year ended December 31, 2016, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Parent is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2013.

## Note 4. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $1,207,368 which was $1,107,368 in excess of its required net capital of $100,000. The Company's net capital ratio was .18 to 1.

In 2015, the Parent entered into a Forgivable Loan Agreement with the clearing broker, National Financial Services. The agreement stipulates that the Company maintain net capital in an amount that exceeds $500,000.

## Note 5. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2016 aggregated $4,990, included in employee benefits in the statement of income.

## Note 6. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

## Note 7. Financial Instruments

### Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There are no other net capital impacts to the Company related to the Parent's loan agreement.

## Note 8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

**Securities Management and Research, Inc.**
**(A Wholly Owned Subsidiary of Berthel Fisher & Company)**

**Schedule I. Computation of Net Capital Under Rule 15c3-1 of the SEC**
**December 31, 2016**

| | |
|---|---|
| Computation of net capital: | |
| Total stockholder's equity | $ 1,471,362 |
| Total nonallowable assets and other charges: | |
| Nonallowable receivables | 92,403 |
| Other assets | 10,892 |
| Intangible assets | 255,009 |
| **Total nonallowable assets and other charges** | 348,255 |
| Other additions and/or allowable credits | 94,310 |
| **Net capital before haircuts on securities positions** | 1,207,368 |
| Haircuts on securities positions | - |
| **Net capital** | $ 1,207,368 |
| | |
| Computation of aggregate indebtedness, | |
| items from statement of financial condition: | |
| Commissions payable | $ 39,294 |
| Deferred revenue | 56,702 |
| Accounts payable and other accrued expenses | 48,738 |
| Due to affiliates | 18,432 |
| Income taxes payable | 56,471 |
| **Total aggregate indebtedness** | $ 219,637 |
| | |
| Computation of basic net capital requirement: | |
| Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000 | $ 100,000 |
| Excess net capital, net capital less net capital requirement | $ 1,107,368 |
| | |
| Percentage of aggregate indebtedness to net capital | .18 to 1 |

**Statement pursuant to paragraph (d) of Rule 17a-5:**

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's amended unaudited quarterly Part IIA Focus report as of December 31, 2016.

**Securities Management and Research, Inc.**
**(A Wholly Owned Subsidiary of Berthel Fisher & Company)**

**Schedule II. Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the SEC**
**December 31, 2016**

---

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

**Schedule III. Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the SEC**
**December 31, 2016**

---

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

RSM

**RSM US LLP**

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Board of Directors
Securities Management and Research, Inc.
Cedar Rapids, Iowa

Attention: Board of Directors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Securities Management and Research, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement record entries, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in amended Form SIPC-7 for the year ended December 31, 2016, noting no differences.

c. Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a difference of $1.

e. Compared the amount of any overpayment applied with the amended Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Cedar Rapids, Iowa
February 28, 2017

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2321*********************MIXED AADC 220
12745 FINRA DEC
SECURITIES MANAGEMENT & RESEARCH INC
4201 42ND ST NE STE 100
CEDAR RAPIDS IA 52402-7103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dana Striegel 800-356-5234 ext 329

2. A. General Assessment (item 2e from page 2) $ 969

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 0 )

__________
Date Paid

C. Less prior overpayment applied ( 1,859 )

D. Assessment balance due or (overpayment) ( 890)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ( 890)

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ❑ Funds Wired ❑**
**Total (must be same as F above)** $__________

H. Overpayment carried forward $( 890 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

__________

__________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securities Management & Research, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 3rd day of February, 20 17.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,876,909 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3,438,318 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 8,037 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 1,600 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): **Dollar for Dollar Reimbursement** (Deductions in excess of $100,000 require documentation) | 41,410 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 3,489,365 |
| 2d. SIPC Net Operating Revenues | $ 387,544 |
| 2e. General Assessment @ .0025 | $ 969 |

(to page 1, line 2.A.)

**Securities Management and Research, Inc.**
**2016 Exemption Report**

Securities Management and Research, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F R. §240.15c3-3 pursuant to the provisions of 17 C.F.R §240.15c3-3(k)(2)(ii) thereof. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3(k) for the period beginning January 1, 2016 through December 31, 2016 except as described below:

| Date | Check Exceptions | Nature of Exception |
|---|---|---|
| January 2016 | 3 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| February 2016 | 5 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| March 2016 | 9 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| April 2016 | 11 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| May 2016 | 4 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| June 2016 | 4 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| July 2016 | 8 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| August 2016 | 9 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| September 2016 | 7 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| October 2016 | 4 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| November 2016 | 3 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |
| December 2016 | 5 checks were not forwarded within 24 hours of receipt | Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office. |

Berthel Fisher & Company Financial Services, Inc.

I, Randy Wilcox, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Randy Wilcox

Title: Chief Compliance Officer

February 9, 2017

RSM

RSM US LLP

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Securities Management and Research, Inc.

We have reviewed management's statements, included in the accompanying Securities Management and Research, Inc. 2016 Exemption Report, in which (a) Securities Management and Research, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Securities Management and Research, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (b) Securities Management and Research, Inc. stated that Securities Management and Research, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Securities Management and Research, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Management and Research, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Cedar Rapids, Iowa
February 28, 2017